December 8, 2005



Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549


Re:      Strategic Diagnostics Inc.
         Form 10-K for the year ended December 31, 2004
         Filed March 30, 2005
         File No. 000-22400


Dear Mr. Cash:

This letter is in response to comments of the Staff contained in your letter to Anthony J. Simonetta, Vice President - Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), dated November 17, 2005. The comments in the Staff's letter have been set forth below, along with the Company's responses thereto. The Company looks forward to continuing to work with the Staff to finalize this process as promptly as practicable, so that the Company may file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

The information contained herein is being furnished by the Company on a supplemental basis.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

1. WE NOTE THAT YOU ANTICIPATE RECORDING THE COSTS TO PRODUCE A CUSTOM ANTIBODY AS INVENTORY AT THE LOWER OF COST OR MARKET. PLEASE TELL US WHAT YOU DEFINE AS MARKET AND SPECIFICALLY HOW AND WHEN YOU PLAN TO ASSESS THE CUSTOM ANTIBODY COSTS FOR IMPAIRMENT.

     Management believes that, while a custom antibody project is in progress, market approximates cost. This belief is based on two conclusions. First, because each antibody project is a custom development project for the ordering customer in which the Company agrees, for compensation, to produce an antibody to the customer's specifications, the market for the project at any stage of its development consists solely of the ordering customer, and the market value of such project equals what that customer would be willing or obligated to

Mr. John Cash
Accounting Branch Chief
December 8, 2005
Page Two

     pay for the project at any stage of development. Second, because the custom antibody contract is a binding agreement between the Company and the customer, the Company has the right to recover the costs the customer would be obligated to pay us if the ordering customer cancels the contract at any stage of development. Therefore, the amount the customer would be obligated to pay while a project is in progress, which we define as market, is equal to our cost.

     Typically, the contracts for our custom antibody projects are priced to have gross margins that average approximately 50% and the production process is routine, such that we can predict our costs at the outset of the arrangement. Since we anticipate recording inventory using specific identification, we will be continually assessing impairment on a project basis.

     2. WE UNDERSTAND FROM YOUR PREVIOUS RESPONSE LETTERS THAT CUSTOMERS CAN REQUEST ADDITIONAL ANTIBODIES USING THE SAME ANIMALS FROM THEIR INITIAL ORDER. PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO THIS SITUATION AS IT RELATES TO YOUR PROPOSED ACCOUNTING FOR THE CUSTOM ANTIBODY COSTS. IN PARTICULAR, ADDRESS THE FOLLOWING.

     o TELL US HOW THE TIMING OF A CUSTOMER REQUEST FOR ADDITIONAL ANTIBODIES AFFECTS YOUR PROPOSED POLICY. ADDRESS HOW AND WHEN A CUSTOMER MAKES SUCH REQUESTS. IF THE REQUEST IS MADE PRIOR TO THE DELIVERY OF THE INITIAL ORDER, ADDRESS HOW YOU WILL ALLOCATE COSTS BETWEEN THE INITIAL ORDER AND SUBSEQUENT ORDERS. IF THE REQUEST IS MADE SUBSEQUENT TO THE DELIVERY OF THE INITIAL ORDER, TELL US HOW YOU WILL REFLECT APPROPRIATE GROSS MARGINS ON THE SUBSEQUENT ANTIBODY DELIVERIES AS WE ASSUME THAT, IN ACCORDANCE WITH YOUR PROPOSED ACCOUNTING FOR THE COSTS TO PRODUCE A CUSTOM ANTIBODY, ALL SUCH COSTS WOULD HAVE BEEN EXPENSED UPON SHIPMENT OF THE ORIGINAL ORDER. IN ADDITION, IF YOU ARE RECOGNIZING FEES FROM HOUSING AN ANIMAL AND WAITING ON A DECISION FROM A CUSTOMER REGARDING SUBSEQUENT ANTIBODY ORDERS, TELL US HOW YOU WILL TREAT THE ACCUMULATED COSTS RELATED TO THE INITIAL ANTIBODY PRODUCTION.

         The following table summarizes certain revenue information to provide a framework for the discussion that follows:

                                                                                       NINE MONTHS
                                                                  YEAR ENDED              ENDED
                                                                   12-31-04              9-30-05
                                                              -------------------------------------
Consolidated revenues                                            $ 24,010,000          $ 18,478,000
Antibody revenues                                                  10,470,000             7,860,000
Custom antibody projects revenues                                   5,700,000             4,540,000
Follow-on services revenues to initial antibody projects            1,570,000             1,090,000

Mr. John Cash
Accounting Branch Chief
December 8, 2005
Page Three


         As indicated in our response to Comment # 3 in our letter to Mr. John Cash, Accounting Branch Chief, dated June 30, 2005, we believe that the additional arrangements we enter into with the same entity subsequent to the initial antibody project are separate arrangements (i.e., not negotiated as a package) and, therefore, our initial contracts with customers for custom antibodies do not fall within the scope of EITF Issue 00-21 and should be evaluated as single arrangements. This is because the additional arrangements are typically entered into anywhere from 6 - 10 weeks after the initial order is received. There is no assurance upon receiving the initial antibody order that we will obtain significant future economic benefit from additional orders.

         With regard to subsequent arrangements for product or housing of animals at the end of an initial custom antibody project, such arrangements are typified by the following characteristics:

         |X| The initial arrangement with a customer for the production of antibodies does not include a subsequent arrangement for the housing of animals.

         |X| The payment of the fee for the delivery of the antibody in the initial arrangement is not contingent upon a subsequent arrangement or the housing of the animals.

         |X| The Company is not obligated to comply with a customer's request to provide additional product or house animals at the end of an initial project.

         |X| The customer is not required to make any commitment to buy additional antibodies upon a request to house animals.

         |X| The payment terms of the initial arrangement do not coincide with the subsequent arrangement or the housing of animals.

         |X| The price for subsequent product is based on the number of additional tasks the Company is asked to perform. The fee charged to the customer for housing animals is the same whether or not subsequent arrangements for the production of antibodies are entered into.

         As a matter of customer courtesy, we advise our customers that unless we hear back from them within two weeks of the end of the initial project, the animal utilized in that project will be destroyed as it has no continuing value to the Company since it cannot be used for other purposes. Any follow-on orders are, at the earliest, obtained towards the end of the

Mr. John Cash
Accounting Branch Chief
December 8, 2005
Page Four


         initial project. This is the case because customers generally do not have sufficient information until the end of the initial project to determine whether the antibodies produced will be useful for their intended purpose. Additionally, these follow-on orders are generally for housing only or housing plus other relatively minor additional services on a month-to-month basis. By agreeing to pay housing service fees, the customer keeps its option open as to whether to purchase additional services. The requests are generally made by the customer through the completion of a protocol extension form. We refer you to Attachment D of our letter to Mr. John Cash, Accounting Branch Chief, dated August 19, 2005, for an example of this form. As documented on this form, the fees charged for these services are relatively small and the committed additional fees at the initial project delivery date are generally not sufficient to support the further deferral of costs related to the initial project. As such, all costs capitalized during the initial order are expensed upon shipment because, at the time of shipment, the customer has not committed to significant incremental purchases.


         We consider all deliverables subsequent to the initial delivery of antibodies to have stand-alone value because they are useful to the customer irrespective of future orders for antibodies or other services. Service fees for add-on products and services are billed monthly and recognized as revenue as the services and other deliverables are provided. The costs associated with the additional services or products are accrued and expensed as revenue is recognized, resulting in appropriate gross margin recognition over the service period. We further note that the fees charged for optional additional services are generally consistent from customer to customer and have been determined based on our costs to provide the services plus a targeted margin of approximately 30%. Our margins on initial projects, on the other hand, have historically ranged between 40% and 60%. Add-on revenue margins are lower than initial project margins because the cost and risk associated with the initial project is priced into the initial order fees without assuming any incremental revenues.

     o PLEASE ENSURE THAT YOUR RESPONSE CONTEMPLATES YOUR BUSINESS PRACTICES UTILIZED IN EACH PERIOD PRESENTED IN YOUR FISCAL 2004 FORM 10-K THROUGH THE CURRENT PERIOD.

         This response contemplates our business practices utilized in each period presented in our 2004 Form 10-K and our 2005 quarters.

     3. TELL US THE TYPICAL TIMEFRAME BETWEEN THE COMPLETION OF YOUR WORK TO PRODUCE THE CUSTOM ANTIBODIES AND SHIPMENT TO YOUR CUSTOMERS.

Mr. John Cash
Accounting Branch Chief
December 8, 2005
Page Five

     Typically, the timeframe between the completion of our work to produce the custom antibodies and shipment to our customers is one day within which our quality control procedures are performed to ensure we have met customer specifications.

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,

/s/ Anthony J. Simonetta

Anthony J. Simonetta, Vice President - Finance and CFO

cc: Ellen Goitia, KPMG
    Justin Chairman, Morgan Lewis
    Patricia Armelin, SEC
    Jeanne Baker, SEC

December 8, 2005



Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:      Strategic Diagnostics Inc.
         Form 10-K for the year ended December 31, 2004
         Filed March 30, 2005
         File No. 000-22400

Dear Mr. Cash:

This letter is being furnished by the Company to supplement our November 15, 2005 and December 8, 2005 responses to comments of the Staff contained in your November 3, 2005 and November 17, 2005 letters, respectively, to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), and telephonic requests for additional information made by Patricia Armelin of the Staff on November 10, 2005.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

Attached is our memorandum entitled Assessment of Materiality in Connection with a Change in Accounting ("the Memorandum") for use by the Staff in connection with its review of our November 15, 2005 and December 8, 2005 descriptions of the way in which we would implement the change in our accounting policy for revenue recognition regarding the sale of our custom antibodies on the basis of the Staff's position. Accompanying the Memorandum is a Quantitative Analysis that presents the impact of the change in accounting as if it was made on our previously reported financial statements included in Form 10-K for the year ended December 31, 2004, Form 10-Q for the periods ended March 31 and June 30, 2005 and our earnings release for the period ended September 30, 2005 (Tables A, B and C) and, as if the impact of the change in accounting was only made on our earnings release for the three and nine month period ended September 30, 2005 (Table D). The data in Tables A, B and C of the Quantitative Analysis includes adjustments that were proposed during the 2004 audit that were not recorded because we concluded that the impact of these adjustments were immaterial.

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,

/s/ Anthony J. Simonetta

Anthony J. Simonetta, Vice President - Finance and CFO

Mr. John Cash
Accounting Branch Chief
December 8, 2005
Page Two




cc: Ellen Goitia, KPMG
    Justin Chairman, Morgan Lewis
    Patricia Armelin, SEC
    Jeanne Baker, SEC

                           STRATEGIC DIAGNOSTICS INC.
       ASSESSMENT OF MATERIALITY IN CONNECTION WITH A CHANGE IN ACCOUNTING
                                  DECEMBER 2005

The following presents the Company's assessment of the factors described in Staff Accounting Bulletin No. 99 - Materiality to determine whether changing our accounting for custom antibody projects is material to the affected financial statement item(s) - also refer to the attached Quantitative Analysis.

     o WHETHER THE MISSTATEMENT ARISES FROM AN ITEM CAPABLE OF PRECISE MEASUREMENT OR WHETHER IT ARISES FROM AN ESTIMATE AND, IF SO, THE DEGREE OF IMPRECISION INHERENT IN THE ESTIMATE

         The misstatements in question relate to the Company's custom antibody business, as to which the Company historically has utilized the percentage-of-completion method. The Company does not believe that the misstatements arose from errors made in the application of that methodology, but rather by virtue of the very use of that methodology. As discussed in a December 8, 2005 letter to the Staff, the Company will no longer apply the percentage-of-completion methodology to the custom antibody business.

         In terms of its past use of percentage-of-completion accounting, the Company notes that this methodology, by its nature, entails estimates of total costs and completion dates. Likewise, a change to recognizing revenue and related costs at the time of delivery also includes estimates of costs.

         The Company has had a process in place to periodically update, during the duration of a project, the costs and time necessary to complete that project. In addition, the Company has extensive experience in managing custom antibody projects and the methodology used to update costs and time to completion has been consistently applied by the Company. Consequently, we believe that, while there has been some degree of imprecision in the process as a result of the necessary application of estimates, the Company has had an effective and proven process to minimize the imprecision in its estimates. We believe the change in accounting does not result in materially different results being reported.

     o   WHETHER THE MISSTATEMENT MASKS A CHANGE IN EARNINGS OR OTHER TRENDS

         The effect of the change in accounting would not change the nature or trend in earnings or other trends. After considering the effects of the change in methodology:

Materiality Memorandum
December 8, 2005
Page Two

            o the net earnings trend from 2002 to 2003 would remain a reduction of the net loss, with the improvement increasing from 6.4% as previously reported to 33.9%.

            o the net earnings trend from 2003 to 2004 would continue to reflect the Company becoming profitable with the improvement changing from 276.0% as previously reported to 292.0%.

            o earnings per share (EPS) on a diluted basis would decrease by $0.01 for 2002, remain unchanged for 2003 and decrease by $0.01 for 2004.

            o revenues from custom antibody projects over the years in question would continue to reflect a similar trend from that previously reported - improvement in revenues from 2002 to 2003 of 11.9%, rather than 9.5% as previously reported, and a decrease in revenues from 2003 to 2004 of 7.9%, rather than 5.7% as previously reported.

     o WHETHER THE MISSTATEMENT HIDES A FAILURE TO MEET ANALYSTS' CONSENSUS EXPECTATIONS FOR THE ENTERPRISE

         The Company has not been followed by analysts since October 2004. In 2004, we were followed by only one analyst and in 2003 and 2002 by two analysts. The Company has never provided earnings guidance of any sort to the investment community. In the final report of the analyst in 2004, the Company was downgraded from a buy to neutral and the price target was reduced. The analyst had this comment, "We expected more sales traction and new business by this point in 2004 and are concerned about growth catalysts materializing." Thus, utilizing percentage-of-completion accounting did not hide a failure to meet the analysts' expectations.

         Although we cannot determine how the investment community would react to our having to restate previously issued financial statements, we believe that the cumulative effect of a change in our accounting policy for custom antibody projects would not have a material effect on the Company's financial position or results of operations over the entire period affected.

     o   WHETHER THE MISSTATEMENT CHANGES A LOSS INTO INCOME OR VICE VERSA

         The effect of the change in accounting would not result in a change of a loss into income or vice versa in any period affected.

     o WHETHER THE MISSTATEMENT CONCERNS A SEGMENT OR OTHER PORTION OF THE REGISTRANT'S BUSINESS THAT HAS BEEN IDENTIFIED AS PLAYING A SIGNIFICANT ROLE IN THE REGISTRANT'S OPERATIONS OR PROFITABILITY

Materiality Memorandum
December 8, 2005
Page Three

         The Company's Antibody Product Group represents approximately 44% of total consolidated revenues. The change in accounting affects only the custom antibody portion of the Antibody Product Group, which constitutes approximately 55% of the Antibody Product Group. Although producing antibodies is considered a core competency of the Company, custom antibody products represent only approximately 24% of consolidated revenues, with average gross margins similar to the antibody product group overall.

         The Company's Genomic Antibody(TM) initiative announced earlier in 2005 is currently in Beta trials for a mouse polyclonal antibody product. Our goal with this initiative is to provide an entirely new methodology for obtaining antibodies for research, drug development, and in-vitro diagnostics. We are on track for commercialization in the fourth quarter of this year with full commercial launch in early 2006. Antibody reagents represent a sizeable market opportunity and hold much greater potential than many of the markets SDI has historically focused on. However, during the reporting periods in question, the antibody business did not play a more significant role in our operations or profitability than other product groups.

     o WHETHER THE MISSTATEMENT AFFECTS THE REGISTRANT'S COMPLIANCE WITH REGULATORY REQUIREMENTS

         The effect of the change in accounting does not affect the Company's compliance with regulatory requirements.

     o WHETHER THE MISSTATEMENT AFFECTS THE REGISTRANT'S COMPLIANCE WITH LOAN COVENANTS OR OTHER CONTRACTUAL REQUIREMENTS

         The effect of the change in accounting does not affect the Company's compliance with loan covenants or other contractual requirements.

     o WHETHER THE MISSTATEMENT HAS THE EFFECT OF INCREASING MANAGEMENT'S COMPENSATION - FOR EXAMPLE, BY SATISFYING REQUIREMENTS FOR THE AWARD OF BONUSES OR OTHER FORMS OF INCENTIVE COMPENSATION

         For 2002 and 2003, officers' incentive compensation was fully discretionary and not tied to the results of operations. Beginning in 2004, the Company instituted a formal incentive compensation program tied in part to targeted operating income that included a cash incentive and a long term stock incentive. For 2004, the effect of the change in accounting would have resulted in a reduction of the cash incentive paid to participants of approximately $26,600 in the aggregate and an

Materiality Memorandum
December 8, 2005
Page Four

         aggregate reduction of the long term incentive component of approximately $48,800. The total impact on incentive compensation of a $75,400 reduction comprises only 4.3% of the total compensation for the participants. As of September 30, 2005, the effect of the change for 2005 is estimated to increase the cash incentive by an aggregate of approximately $17,500 and increase the long term incentive by an aggregate of approximately $21,400, or a total of only 2.6% of the total compensation for the participants.

     o   WHETHER THE MISSTATEMENT INVOLVES CONCEALMENT OF AN UNLAWFUL
         TRANSACTION

         The effect of the change in accounting does not involve the concealment of an unlawful transaction.

     o THE DEMONSTRATED VOLATILITY OF THE PRICE OF A REGISTRANT'S SECURITIES IN RESPONSE TO CERTAIN TYPES OF DISCLOSURES MAY PROVIDE GUIDANCE AS TO WHETHER INVESTORS REGARD QUANTITATIVELY SMALL MISSTATEMENTS AS MATERIAL

         The Company believes that generally the volatility of the price of the Company's stock has historically been the result of events occurring outside the Company's control such as natural disasters, environmental issues, water pollution, etc. wherein investors believed that the bio-detection test kits we manufacture would find a ready market as a result of these events and translate into a significant increase in revenues. In addition, questions we receive from investors relate primarily to the Company's ability to grow revenues. The movement in the stock price does not seem to have been caused by matters specific to the antibody products and services we offer.

     o MANAGEMENT HAS INTENTIONALLY MISSTATED ITEMS IN THE FINANCIAL STATEMENTS TO "MANAGE" REPORTED EARNINGS

         Management does not believe there is specific revenue recognition accounting guidance for our custom antibody projects. Management's intent in selecting and applying the percentage-of-completion method of revenue recognition was not to manage reported earnings but rather to use a revenue recognition methodology that reflects the economics of the projects by matching revenues with expenses. Given Management's ability to estimate costs and completion dates on its custom antibody projects, the Company believed that percentage-of-completion was the most appropriate methodology. This method has been consistently applied and there is no evidence that Management was managing earnings through the process.

Materiality Memorandum
December 8, 2005
Page Five

CONCLUSION

Management believes that, for the previously issued financial statements, the effect of the change in accounting proposed is not material quantitatively or qualitatively and should not result in a restatement of those financial statements but rather be effectuated on a prospective basis beginning with the third quarter of 2005.

This conclusion is based on (1) the fact that past trends in revenues and net income do not change because of the change in accounting; (2) the change in accounting does not change a loss into income or vice versa for any period affected; (3) the custom antibody portion of the business did not play a significant role in the Company's operations or profits during the years affected by the change; (4) the impact on executive compensation resulting from the change was small in terms of dollars and percentage of total compensation;
(5) there is no effect on compliance with regulatory or debt compliance; and (6) the Company had no intention of managing earnings or performance by the accounting methodology selected.

The Company has reviewed its conclusion with the KPMG LLP engagement team (the Engagement Team) that the change in accounting as proposed in our November 15, 2005 and December 8, 2005 descriptions of the way in which we intend to implement the change in our accounting policy for revenue recognition regarding the sale of our custom antibodies quantitatively and qualitatively should not result in the need to restate previously issued financial statements. The Engagement Team has discussed the Company's position with KPMG's National Office and KPMG has notified us that the Firm concurs with the Company's conclusion.

STRATEGIC DIAGNOSTICS INC.
TABLE A: ANNUAL CHANGE AS A PERCENTAGE OF AS REPORTED RESULTS
(IN $ THOUSANDS)

                                     2000          2001          2002         2003         2004
                                -----------------------------------------------------------------
PRODUCT RELATED REVENUE
   as reported                      24,773         28,497       23,262       25,466       24,011
   as corrected                     24,566         28,610       22,968       25,692       23,664
                                -----------------------------------------------------------------
       Change                         (207)           113         (294)         226         (347)
       Percentage                     -0.8%           0.4%        -1.3%         0.9%        -1.4%

OPERATING EXPENSE
   as reported                      23,552         27,756       25,915       27,160       22,240
   as corrected                     23,598         27,711       25,845       27,056       22,128
                                -----------------------------------------------------------------
       Change                           46            (45)         (70)        (104)        (112)
       Percentage                      0.2%          -0.2%        -0.3%        -0.4%        -0.5%

OPERATING INCOME (LOSS)
   as reported                       2,322          1,615       (2,134)      (1,577)       1,771
   as corrected                      2,069          1,773       (2,360)      (1,247)       1,536
                                -----------------------------------------------------------------
       Change                         (253)           158         (226)         330         (235)
       Percentage                    -10.9%           9.8%        10.6%       -20.9%       -13.3%

PRE-TAX INCOME (LOSS)
   as reported                       2,190          1,658       (1,810)      (1,617)       1,824
   as corrected                      1,937          1,816       (2,036)      (1,287)       1,589
                                -----------------------------------------------------------------
       Change                         (253)           158         (226)         330         (235)
       Percentage                    -11.6%           9.5%        12.5%       -20.4%       -12.9%

NET INCOME (LOSS)
   as reported                       1,548          1,126         (912)        (854)       1,503
   as corrected                      1,369          1,255       (1,026)        (678)       1,302
                                -----------------------------------------------------------------
       Change                         (179)           129         (114)         176         (201)
       Percentage                    -11.6%          11.5%        12.5%       -20.6%       -13.4%

DILUTED EPS
   as reported                        0.09           0.06        (0.05)       (0.04)        0.08
   as corrected                       0.08           0.07        (0.06)       (0.04)        0.07
                                -----------------------------------------------------------------
       Change                        (0.01)          0.01        (0.01)        0.00        (0.01)
       Percentage                    -11.1%          16.7%        20.0%         0.0%       -12.5%

STRATEGIC DIAGNOSTICS INC.
TABLE B: TREND ANALYSIS

                                                             2001         2002         2003         2004
                                                   -------------------------------------------------------
PRODUCT RELATED REVENUES
     % Year-Over-Year Change, as reported                   15.03%      -18.37%        9.47%       -5.71%
     % Year-Over-Year Change, as corrected                  16.46%      -19.72%       11.86%       -7.89%

OPERATING EXPENSE
     % Year-Over-Year Change, as reported                   17.85%       -6.63%        4.80%      -18.11%
     % Year-Over-Year Change, as corrected                  17.43%       -6.73%        4.69%      -18.21%

OPERATING INCOME (LOSS)
     % Year-Over-Year Change, as reported                  -30.45%     -232.14%       26.10%      212.30%
     % Year-Over-Year Change, as corrected                 -14.31%     -233.11%       47.16%      223.18%

PRE-TAX INCOME (LOSS)
     % Year-Over-Year Change, as reported                  -24.29%     -209.17%       10.66%      212.80%
     % Year-Over-Year Change, as corrected                  -6.25%     -212.11%       36.79%      223.47%

NET INCOME (LOSS)
     % Year-Over-Year Change, as reported                  -27.26%     -180.99%        6.36%      276.00%
     % Year-Over-Year Change, as corrected                  -8.33%     -181.75%       33.92%      292.04%

DILUTED EPS
     % Year-Over-Year Change, as reported                  -33.33%     -183.33%       20.00%      300.00%
     % Year-Over-Year Change, as corrected                  12.50%     -185.71%       33.33%      275.00%

STRATEGIC DIAGNOSTICS INC.
TABLE C: IMPACT ON PREVIOUSLY  REPORTED 2004 AND 2005
(IN $ THOUSANDS)

                                      Q1           Q1               Q2           Q2               Q3           Q3
                                     2004         2005             2004         2005             2004         2005
                                  ----------   -----------      -----------  -----------      -----------  -----------
PRODUCT RELATED REVENUE
   as reported                        6,350         6,555            5,420        6,218            5,546        5,705
   as corrected                       6,212         6,719            5,550        6,178            5,583        6,093
                                  ----------   -----------      -----------  -----------      -----------  -----------
       Change                          (138)          164              130          (40)              37          388
       Percentage Change               -2.2%          2.5%             2.4%        -0.6%             0.7%         6.8%

OPERATING EXPENSE
   as reported                        5,737         5,985            5,229        5,992            5,211        5,426
   as corrected                       5,732         5,982            5,337        5,984            5,205        5,722
                                  ----------   -----------      -----------  -----------      -----------  -----------
       Change                            (5)           (3)             108           (8)              (6)         296
       Percentage Change               -0.1%         -0.1%             2.1%        -0.1%            -0.1%         5.5%

OPERATING INCOME (LOSS)
   as reported                          613           570              191          226              335          279
   as corrected                         480           737              213          194              378          371
                                  ----------   -----------      -----------  -----------      -----------  -----------
       Change                          (133)          167               22          (32)              43           92
       Percentage Change              -21.7%         29.3%            11.5%       -14.2%            12.8%        33.0%

PRE-TAX INCOME (LOSS)
   as reported                          617           597              201          270              352          338
   as corrected                         484           764              223          238              395          430
                                  ----------   -----------      -----------  -----------      -----------  -----------
       Change                          (133)          167               22          (32)              43           92
       Percentage Change              -21.6%         28.0%            10.9%       -11.9%            12.2%        27.2%

NET INCOME (LOSS)
   as reported                          418           418              148          189              271          295
   as corrected                         328           534              164          167              304          369
                                  ----------   -----------      -----------  -----------      -----------  -----------
       Change                           (90)          116               16          (22)              33           74
       Percentage Change             -21.53%         27.8%            10.8%       -11.6%            12.2%        25.1%

DILUTED EPS
   as reported                         0.02          0.02             0.01         0.01             0.01         0.01
   as corrected                        0.02          0.03             0.01         0.01             0.02         0.02
                                  ----------   -----------      -----------  -----------      -----------  -----------
       Change                          0.00          0.01             0.00         0.00             0.01         0.01
       Percentage Change               0.00%        50.00%            0.00%        0.00%           100.0%       100.0%

STRATEGIC DIAGNOSTICS INC.
TABLE D: IMPACT IF RECORDED PROSPECTIVELY IN 3RD QUARTER 2005
RESULTS (IN $ THOUSANDS)

                                                     Q3              9 MO
                                                    2005             2005
                                                   ------           ------
PRODUCT RELATED REVENUE
   as reported                                      5,705           18,478
   as corrected                                     5,452           18,225
                                                   ------           ------
       Change                                        (253)            (253)
       Percentage Change                             -4.4%            -1.4%

OPERATING EXPENSE
   as reported                                      5,426           17,403
   as corrected                                     5,295           17,272
                                                   ------           ------
       Change                                        (131)            (131)
       Percentage Change                             -2.4%            -0.8%

OPERATING INCOME (LOSS)
   as reported                                        279            1,075
   as corrected                                       157              953
                                                   ------           ------
       Change                                        (122)            (122)
       Percentage Change                            -43.7%           -11.3%

PRE-TAX INCOME (LOSS)
   as reported                                        338            1,205
   as corrected                                       216            1,083
                                                   ------           ------
       Change                                        (122)            (122)
       Percentage Change                            -36.1%           -10.1%

NET INCOME (LOSS)
   as reported                                        295              902
   as corrected                                       205              812
                                                   ------           ------
       Change                                         (90)             (90)
       Percentage Change                            -30.5%           -10.0%

DILUTED EPS
   as reported                                       0.01             0.05
   as corrected                                      0.01             0.04
                                                   ------           ------
       Change                                        0.00            (0.01)
       Percentage Change                              0.0%           -20.0%